

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 17, 2009

Fumihiro Kozato
President and Chief Executive Officer
Techwell, Inc.
408 E. Plumeria Drive
San Jose, California 94134

   Re: **Techwell, Inc.**
     Form 10-K for the fiscal year ended December 31, 2008
     Filed March 11, 2009
     File No. 0-52014

Dear Mr. Kozato:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Daniel Morris
          Special Counsel